

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 10, 2017

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1401 Seventeenth Street, Suite 1000
Denver, Colorado 80202

> **Re:** **Centennial Resource Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2017**
> **File No. 333-215621**

Dear Mr. Glyphis:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that a portion of the common shares registered on this registration statement is subject to shareholder approval under your Preliminary Proxy Statement on Schedule 14A, filed January 19, 2017. As you know, we are reviewing your Preliminary Proxy Statement on Schedule 14A, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Preliminary Proxy Statement on Schedule 14A. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Preliminary Proxy Statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

            Sincerely,

            /s/ Loan Lauren P. Nguyen

            Loan Lauren P. Nguyen
            Legal Branch Chief
            Office of Natural Resources

cc: William N. Finnegan IV
       Debbie P. Yee
       Latham & Watkins LLP